UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

OPEN LENDING CORPORATION

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

68373J104

(CUSIP Number)

Bregal Sagemount I, L.P.

Attention: Paul Bradshaw

Second Floor, Windward House

La Route de la Liberation

St. Helier, Jersey JE2 3BQ, Channel Islands

+44 1534 754 500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 7, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68373J104	13D/A	Page 2 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bregal Sagemount I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,786,192
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 7,786,192
	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,786,192
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.2% †
14.	Type of Reporting Person (See Instructions) PN

†

The percentage of class was calculated based on 126,190,351 shares of the Company’s common stock, par value $0.01 per share (“Common Stock”), outstanding as of August 10, 2021 as set forth in Open Lending Corporation’s (the “Company”) Form 10-Q, filed with the Securities Exchange Commission on August 12, 2021 for the quarterly period ended June 30, 2021.

CUSIP No. 68373J104	13D/A	Page 3 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bregal North America General Partner Jersey Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,786,192
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 7,786,192
	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,786,192
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.2% †
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 68373J104	13D/A	Page 4 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bregal Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,786,192 *
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 7,786,192 *
	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,786,192 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.2% †
14.	Type of Reporting Person (See Instructions) IA

*	Consists of (i) 7,786,192 shares of Common Stock held by Bregal Sagemount I, L.P. (“Bregal Sagemount”) and (ii) zero shares of Common Stock held by Bregal Investments, Inc. (“Bregal Investments”).

CUSIP No. 68373J104	13D/A	Page 5 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gene Yoon
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Citizen of the United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,786,192 *
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 7,786,192 *
	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,786,192 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.2% †
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 68373J104	13D/A	Page 6 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Blair Greenberg
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Citizen of the United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,786,192 *
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 7,786,192 *
	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,786,192 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.2% †
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 68373J104	13D/A	Page 7 of 11

EXPLANATION.

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) relates to shares of Common Stock (as defined below) of the Issuer (as defined below) and is being filed on behalf of the Reporting Persons. This Amendment No. 3 amends and supplements the Amendment No. 2 previously filed with the Securities and Exchange Commission on April 8, 2021 (“Amendment No. 2”), and the Amendment No. 1 previously filed with the Securities and Exchange and Commission on December 14, 2020 ( “Amendment No. 1”), and the initial Schedule 13D previously filed with the Securities and Exchange Commission by the Reporting Persons on October 30, 2020 (the “Initial Schedule 13D”, together with Amendment No. 2, Amendment No. 1 and this Amendment No. 3, the “Schedule 13D”), with respect to the shares of common stock, $0.01 par value per share (“Common Stock”), of Open Lending Corporation (the “Issuer”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Only paragraphs (a), (b) and (c) of this Item 5 are amended and restated as follows:

(a) and (b) As of September 8, 2021, Bregal Sagemount directly owned 7,786,192 shares of Common Stock, representing approximately 6.2% of the total outstanding shares of Common Stock calculated based on 126,190,351 shares, par value $0.01 per share (“Common Stock”), outstanding as of August 10, 2021 as set forth in Open Lending Corporation’s (the “Company”) Form 10-Q, filed with the Securities Exchange Commission on August 12, 2021 for the quarterly period ended June 30, 2021.

As of September 8, 2021, Bregal North America, in its capacity as general partner of Bregal Sagemount, may be deemed to beneficially own the 7,786,192 shares of Common Stock owned directly by Bregal Sagemount.

As of September 8, 2021, Bregal Investments directly owned zero shares of Common Stock and, in its capacity as the registered investment advisor of Bregal Sagemount, may be deemed to beneficially own the Common Stock beneficially owned by Bregal Sagemount. As of September 8, 2021, the 7,786,192 shares of Common Stock that Bregal Investments may be deemed to beneficially own represented 6.2% of the total outstanding shares of Common Stock calculated based on 126,190,351 shares outstanding as of August 10, 2021 as set forth in the Company’s Form 10-Q, filed with the Securities Exchange Commission on August 12, 2021 for the quarterly period ended June 30, 2021.

As of September 8, 2021, each of G. Yoon, in his capacity as managing director of Bregal Investments, and B. Greenberg, in his capacity as director of Bregal Investments, may be deemed to beneficially own the shares of Common Stock beneficially owned by Bregal Investments.

(c) Information with respect to all transactions in the Common Stock beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth on Annex I attached hereto and incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

CUSIP No. 68373J104	13D/A	Page 8 of 11

Annex I

Information with Respect to Transactions during the Past 60 Days

Date	Transaction	Shares	Price/Share ($)
08/19/2021	Sell	500,000	$31.40
08/20/2021	Sell	264,780	$31.50
08/20/2021	Sell	18,334	$33.26
08/20/2021	Sell	10,340	$33.27
08/20/2021	Sell	5,789	$33.28
08/20/2021	Sell	1,569	$33.29
08/20/2021	Sell	1,479	$33.30
08/20/2021	Sell	1,300	$33.31
08/20/2021	Sell	1,080	$33.32
08/20/2021	Sell	2,272	$33.33
08/20/2021	Sell	545	$33.34
08/20/2021	Sell	751	$33.35
08/20/2021	Sell	1,300	$33.36
08/20/2021	Sell	254	$33.37
08/20/2021	Sell	820	$33.38
08/20/2021	Sell	50	$33.39
08/20/2021	Sell	1,700	$33.40
08/20/2021	Sell	4,150	$33.41
08/20/2021	Sell	829	$33.42
08/20/2021	Sell	348	$33.43
08/20/2021	Sell	749	$33.44
08/20/2021	Sell	8,261	$33.45
08/20/2021	Sell	1,464	$33.46
08/20/2021	Sell	1,462	$33.47
08/20/2021	Sell	374	$33.48
08/24/2021	Sell	100	$34.80
08/24/2021	Sell	100	$34.78
08/24/2021	Sell	100	$34.77
08/24/2021	Sell	169,700	$34.75
09/07/2021	Sell	45,141	$41.90
09/07/2021	Sell	204,859	$41.97
09/08/2021	Sell	1,900	$41.03
09/08/2021	Sell	7,574	$41.04
09/08/2021	Sell	4,861	$41.05
09/08/2021	Sell	11,816	$41.06
09/08/2021	Sell	6,458	$41.07
09/08/2021	Sell	3,192	$41.08
09/08/2021	Sell	75,248	$41.09
09/08/2021	Sell	7,735	$41.10
09/08/2021	Sell	6,282	$41.11
09/08/2021	Sell	600	$41.12
09/08/2021	Sell	678	$41.13
09/08/2021	Sell	700	$41.14
09/08/2021	Sell	422	$41.15
09/08/2021	Sell	100	$41.16
09/08/2021	Sell	400	$41.19
09/08/2021	Sell	1,398	$41.20
09/08/2021	Sell	231	$41.21
09/08/2021	Sell	101	$41.22

CUSIP No. 68373J104	13D/A	Page 9 of 11

09/08/2021	Sell	2,200	$ 41.23
09/08/2021	Sell	17,269	$ 41.24
09/08/2021	Sell	7,453	$ 41.25
09/08/2021	Sell	1,617	$ 41.26
09/08/2021	Sell	11,536	$ 41.27
09/08/2021	Sell	1,336	$ 41.28
09/08/2021	Sell	923	$ 41.30
09/08/2021	Sell	105	$ 41.31
09/08/2021	Sell	428	$ 41.32
09/08/2021	Sell	179	$ 41.33
09/08/2021	Sell	900	$ 41.35
09/08/2021	Sell	100	$ 41.36
09/08/2021	Sell	46,609	$ 41.40
09/08/2021	Sell	200	$ 41.41
09/08/2021	Sell	234	$ 41.42
09/08/2021	Sell	734	$ 41.44
09/08/2021	Sell	300	$ 41.47
09/08/2021	Sell	8,762	$ 41.50
09/08/2021	Sell	7,522	$ 41.51
09/08/2021	Sell	2,495	$ 41.52
09/08/2021	Sell	1,400	$ 41.53
09/08/2021	Sell	600	$ 41.54
09/08/2021	Sell	1,700	$ 41.55
09/08/2021	Sell	1,300	$ 41.56
09/08/2021	Sell	800	$ 41.57
09/08/2021	Sell	500	$ 41.58
09/08/2021	Sell	500	$ 41.59
09/08/2021	Sell	200	$ 41.60
09/08/2021	Sell	800	$ 41.61
09/08/2021	Sell	200	$ 41.62
09/08/2021	Sell	100	$ 41.63
09/08/2021	Sell	300	$ 41.64
09/08/2021	Sell	400	$ 41.65
09/08/2021	Sell	200	$ 41.67
09/08/2021	Sell	402	$ 41.72

CUSIP No. 68373J104	13D/A	Page 10 of 11

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: September 9, 2021

BREGAL SAGEMOUNT I, L.P.

By: Bregal North America General Partner Jersey Limited, its General Partner

By:	/s/ Paul Andrew Bradshaw
Paul Andrew Bradshaw, Director

BREGAL SAGEMOUNT I, L.P.

By: Bregal North America General Partner Jersey Limited, its General Partner

By:	/s/ Elena Dinamling Bubod
Elena Dinamling Bubod, Alternate Director

BREGAL NORTH AMERICA GENERAL PARTNER JERSEY LIMITED

By:	/s/ Paul Andrew Bradshaw
Paul Andrew Bradshaw, Director

BREGAL NORTH AMERICA GENERAL PARTNER JERSEY LIMITED

By:	/s/ Elena Dinamling Bubod
Elena Dinamling Bubod, Alternate Director

BREGAL INVESTMENTS, INC.

By:	/s/ Michelle S. Riley
Michelle S. Riley, Secretary

BREGAL INVESTMENTS, INC.

By:	/s/ Ronald Fishman
Ronald Fishman, Treasurer

GENE YOON

/s/ Gene Yoon

BLAIR GREENBERG

/s/ _Blair Greenberg

CUSIP No. 68373J104	13D/A	Page 11 of 11

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended